                                                                      EXHIBIT 99





                           McDERMOTT-ETPM WEST, INC.
                         COMBINED FINANCIAL STATEMENTS
            FOR THE FISCAL YEARS ENDED MARCH 31, 1997, 1996 AND 1995

                           McDERMOTT-ETPM WEST, INC.

                                     INDEX

                                                                   PAGE

REPORT OF INDEPENDENT AUDITORS                                       3

COMBINED BALANCE SHEET - MARCH 31, 1997 AND 1996                     4

COMBINED STATEMENT OF INCOME (LOSS) FOR THE THREE FISCAL YEARS
     ENDED MARCH 31, 1997                                            5

COMBINED STATEMENT OF CASH FLOWS FOR THE THREE FISCAL YEARS
     ENDED MARCH 31, 1997                                            6

COMBINED STATEMENT OF COMMON STOCK AND OTHER EQUITY -
     FOR THE THREE FISCAL YEARS ENDED MARCH 31, 1997                 7

NOTES TO COMBINED FINANCIAL STATEMENTS                               8

                         REPORT OF INDEPENDENT AUDITORS
                         ------------------------------



The Board of Directors
J. Ray McDermott, S.A.


We have audited the accompanying combined balance sheet of McDermott - ETPM West, Inc. as of March 31, 1997 and 1996, and the related combined statements of income (loss), common stock and other equity, and cash flows for each of the three years in the period ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of McDermott - ETPM West, Inc. at March 31, 1997 and 1996, and the combined results of its operations and its cash flows for each of the three years in the period ended March 31, 1997, in conformity with generally accepted accounting principles.



                                                   ERNST & YOUNG LLP


New Orleans, Louisiana
April 25, 1997

                           McDERMOTT-ETPM WEST INC.
                            COMBINED BALANCE SHEET
                            MARCH 31, 1997 and 1996

                                                          1997       1996
                                                        --------   --------
                                                          (In thousands)
ASSETS

Current Assets:
  Cash and cash equivalents                              $ 28,517  $ 76,720
  Accounts receivable - trade                              62,083    40,083
  Accounts receivable - affiliates                          3,323     5,658
  Accounts receivable - other                               1,661     2,295
  Contracts in progress                                    20,151     2,777
  Other current assets                                      5,359     5,720
                                                         --------  --------
     Total Current Assets                                 121,094   133,253
                                                         --------  --------

Machinery and Equipment, at Cost:                          48,178    27,230
  Less accumulated depreciation                            12,477     9,451
                                                         --------  --------

     Net Machinery and Equipment                           35,701    17,779
                                                         --------  --------

Other Assets                                                  104       111
                                                         --------  --------

     TOTAL                                               $156,899  $151,143
                                                         ========  ========

LIABILITIES AND EQUITY (DEFICIT)

Current Liabilities:
  Accounts payable                                       $ 94,396  $ 48,354
  Accounts payable - affiliates                            40,405    27,941
  Advance billings on contracts                               355     4,799
  Estimated loss on uncompleted contract                   12,847    24,133
  Accrued liabilities - other                               6,592    15,595
  Income taxes payable                                      6,437     3,506
                                                         --------  --------

     Total Current Liabilities                            161,032   124,328
                                                         --------  --------

Other Liabilities                                           4,705     4,451
                                                         --------  --------
Common Stock and Other Equity (Deficit):
  Common stock (par value $1.00 per share, authorized
   1,000,000 shares; outstanding 10,000 shares)                10        10
  Retained earnings and other venture capital (deficit)    (4,736)   24,303
  Currency translation adjustments                         (4,112)   (1,949)
                                                         --------  --------
     Total Common Stock and Other Equity (Deficit)         (8,838)   22,364
                                                         --------  --------

     TOTAL                                               $156,899  $151,143
                                                         ========  ========

See accompanying notes to combined financial statements.

                           McDERMOTT-ETPM WEST, INC.
                      COMBINED STATEMENT OF INCOME (LOSS)
                FOR THE THREE FISCAL YEARS ENDED MARCH 31, 1997

                                                    1997      1996       1995
                                                  --------  --------   --------
                                                         (In thousands)

Revenues                                          $347,849  $250,642   $342,247
                                                  --------  --------   --------
Costs and Expenses:
  Cost of operations (excluding depreciation)      347,358   225,369    267,637
  Depreciation                                       3,026     1,423      6,064
  Selling, general and administrative expenses      19,032    19,696     28,509
                                                  --------  --------   --------
                                                   369,416   246,488    302,210
                                                  --------  --------   --------

     Operating Income (Loss)                       (21,567)    4,154     40,037
                                                  --------  --------   --------
Other Income (Expense):
  Interest income                                    1,973     5,593      6,729
  Foreign currency transactions losses - net        (2,179)   (1,946)    (3,853)
                                                  --------  --------   --------

                                                      (206)    3,647      2,876
                                                  --------  --------   --------

Income (Loss) before Provision for Income Taxes    (21,773)    7,801     42,913

Provision for Income Taxes                           7,266       625      5,807
                                                  --------  --------   --------

Net Income (Loss)                                 $(29,039) $  7,176   $ 37,106
                                                  ========  ========   ========

See accompanying notes to combined financial statements.

                           McDERMOTT-ETPM WEST, INC.
                       COMBINED STATEMENT OF CASH FLOWS
                FOR THE THREE FISCAL YEARS ENDED MARCH 31,1997

               INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS


                                                                      1997        1996      1995
                                                                   --------    --------   --------
                                                                         (In thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income (Loss)                                                  $(29,039)   $  7,176   $ 37,106
                                                                   --------    --------   --------
Adjustments to reconcile net income (loss) to
 net cash provided by (used in) operating activities:
   Depreciation                                                       3,026       1,423      6,064
   Changes in assets and liabilities:
    Net contracts in progress, advance billings
      and estimated loss on uncompleted contracts                   (33,104)    (11,669)    18,121
    Accounts receivable                                             (19,031)      6,272    (19,864)
    Accounts payable                                                 58,506      23,564     (7,020)
    Other, net                                                       (4,574)    (17,811)    (9,986)
                                                                   --------    --------   --------
NET CASH PROVIDED BY (USED IN) OPERATING
  ACTIVITIES                                                        (24,216)      8,955     24,421
                                                                   --------    --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:

Purchases of property, plant and equipment                          (20,948)    (15,299)    (6,190)
                                                                   --------    --------   --------

NET CASH USED IN INVESTING ACTIVITIES                               (20,948)    (15,299)    (6,190)
                                                                   --------    --------   --------

CASH FLOWS FROM FINANCING ACTIVITIES:

Dividends paid                                                            -      (3,618)   (82,002)
                                                                   --------    --------   --------

NET CASH USED IN FINANCING ACTIVITIES                                     -      (3,618)   (82,002)
                                                                   --------    --------   --------

EFFECTS OF EXCHANGE RATE CHANGES ON CASH                             (3,039)     (2,091)    15,659
                                                                   --------    --------   --------

NET DECREASE IN CASH AND CASH EQUIVALENTS                           (48,203)    (12,053)   (48,112)
                                                                   --------    --------   --------

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                       76,720      88,773    136,885
                                                                   --------    --------   --------

CASH AND CASH EQUIVALENTS AT END OF YEAR                           $ 28,517    $ 76,720   $ 88,773
                                                                   ========    ========   ========


See accompanying notes to combined financial statements.

                           McDERMOTT-ETPM WEST, INC.
              COMBINED STATEMENT OF COMMON STOCK AND OTHER EQUITY
                                MARCH 31, 1997


                                (In thousands)

                                       Retained Earnings         Currency
                           Common          and Other           Translation
                           Stock   Venture Capital (Deficit)   Adjustments     Total
                           ------  --------------------------  ------------  ---------

Balance April 1, 1994       $10            $ 65,641              $(17,929)   $ 47,722
                             ---           --------             --------     --------

Net income                    -              37,106                    -       37,106

Dividends paid                -             (82,002)                   -      (82,002)

Currency translation
 adjustments                  -                   -               14,288       14,288
                             ---           --------             --------     --------
Balance March 31,
 1995                        10              20,745               (3,641)      17,114
                             ---           --------             --------     --------
Net income                    -               7,176                    -        7,176

Dividends paid                -              (3,618)                   -       (3,618)

Currency translation
 adjustments                  -                   -                1,692        1,692
                             ---           --------             --------     --------
Balance March 31,
 1996                        10              24,303               (1,949)      22,364
                             ---           --------             --------     --------

Net income (Loss)             -             (29,039)                   -      (29,039)

Currency  translation
 adjustments                  -                   -               (2,163)      (2,163)
                             ---           --------             --------     --------
Balance March 31,
 1997                        $10           $ (4,736)            $ (4,112)    $ (8,838)
                             ===           ========             ========     ========

See accompanying notes to combined financial statements.

                           McDERMOTT-ETPM WEST, INC.
                    NOTES TO COMBINED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED MARCH 31, 1997, 1996 AND 1995

NOTE 1 - GENERAL

McDermott-ETPM West, Inc.  a Panamanian corporation, is a joint venture between
J. Ray McDermott S.A. ("JRM") and ETPM S.A. ("ETPM") which provides general marine construction services to the petroleum industry in the North Sea and West Africa. Its principal activity is installation of marine pipelines. McDermott-ETPM West, Inc. charters one semi-submersible lay barge from JRM and two combination derrick-pipelaying barges from ETPM. JRM and ETPM also provide fabrication facilities located in Warri, Nigeria and Tchenque, Gabon, respectively.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
---------------------

The combined financial statements are presented in U.S. dollars in accordance with accounting principles generally accepted in the United States. The combined financial statements combine financial information of McDermott-ETPM West, Inc. and its subsidiaries, and other entities of both JRM and ETPM, which perform contracts on behalf of McDermott-ETPM West, Inc. All significant intercompany transactions and accounts have been eliminated. Unless the context otherwise requires, hereinafter the "Joint Venture" will be used to mean the combined enterprise.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents
-------------------------

Cash equivalents are highly liquid investments, with maturities of three months or less when purchased. The carrying amounts reported in the balance sheet for cash and cash equivalents approximate their fair value.

Contracts and Revenue Recognition
---------------------------------

Contract revenues on long-term contracts are recognized on a percentage of completion method. Under this method revenues and costs are recognized based on the percentage that costs to date bear to total estimated costs. Revenues that exceed amounts invoiced to customers under the terms of the contracts are included in Contracts in Progress. Billings that exceed revenues recognized are included in Advance Billings on Contracts. Most long-term contracts have provisions for progress payments. There are no unbilled revenues which will not be billed. Contract price and cost estimates are reviewed periodically as the work progresses and adjustments proportionate to the percentage of completion are reflected in income in the period when such estimates are revised. Provisions are made currently for all known or anticipated losses. Variations from estimated contract performance could result in a material adjustment to operating results for any fiscal quarter or year. Claims for extra work or changes in scope of work are included in contract revenues when collection is probable. Included in Contracts in Progress are approximately $15,464,000 relating to commercial contract claims whose final settlement is subject to future determination through negotiation or other procedures which had not been completed at March 31, 1997.

Depreciation, Maintenance and Repairs and Drydocking Expenses
-------------------------------------------------------------

Machinery and equipment is depreciated on the straight-line method, using estimated useful lives of four to seven years. Maintenance, repairs and renewals which do not materially prolong the useful life of an asset are expensed as incurred except for drydocking costs for the marine fleet. Drydocking costs are estimated and accrued over the period of time between
drydockings, and are charged to operations currently.   Included in Accrued
liabilities-other are accruals for drydocking of $3,447,000 and $9,342,000 at March 31, 1997 and 1996, respectively.

Foreign Currency Translation
----------------------------

Assets and liabilities are translated into U.S. Dollars at current exchange rates and income statement items are translated at average exchange rates for the year. Adjustments resulting from the translation of foreign currency financial statements are recorded in a separate component of equity.

Derivative Financial Instruments
--------------------------------

The Joint Venture operates internationally giving rise to exposure to market risks from changes in foreign exchange rates. Derivative financial instruments, primarily forward exchange contracts, are utilized to reduce those risks. The Joint Venture does not hold or issue financial instruments for trading purposes.

Forward exchange contracts are entered into primarily as hedges of certain firm purchase and sale commitments denominated in foreign currencies. At March 31, 1997 and 1996, the Joint Venture had forward exchange contracts to purchase $35,924,000 and $14,913,000, respectively, in foreign currencies (primarily Dutch Guilders, Norwegian Kroner, British Pounds, German Marks and Spanish Pesetas) with French Francs, and to sell $86,200,000 and $9,681,000, respectively, in foreign currencies (primarily U.S. Dollars) for French Francs. The 1997 forward exchange contracts have varying maturities, all of which occur during fiscal year 1998.

Deferred realized and unrealized gains and losses from hedging firm purchase and sale commitments are included on a net basis in the balance sheet as a component of either other current assets or accrued liabilities. They are recognized as part of the purchase or sale transaction when it is recognized, or as other gains or losses when a hedged transaction is no longer expected to occur. At March 31, 1997 the Joint Venture had no deferred gains or losses ($210,000 deferred gains at March 31, 1996).

The fair values of foreign currency forward exchange contracts are estimated by obtaining quotes from brokers. At March 31, 1997 and 1996, notional amounts approximate the fair values.

NOTE 3 - INCOME TAXES

All income has been earned outside of Panama and McDermott-ETPM West, Inc. along with the other entities included in the Joint Venture are not subject to income tax in Panama on income earned outside of Panama. Substantially all income taxes provided are based on the deemed profits of contracts performed in various taxing jurisdictions or the profits of contracts performed by McDermott-ETPM U.
K. Ltd, a subsidiary of McDermott-ETPM West, Inc.

In the countries in which Joint Venture operations are conducted through an ad hoc joint venture between JRM and ETPM or through a registered partnership between a McDermott and ETPM entity, the respective McDermott and ETPM entities are responsible for taxes based on their proportionate share of contract revenues and costs; therefore, no taxes are reflected in these statements. Therefore, there is no expected relationship between the provision for income taxes and income before provision for income taxes.

NOTE 4 - CONTINGENCIES AND COMMITMENTS

The Joint Venture is a defendant in numerous legal proceedings. Management believes that the outcome of these proceedings will not have a material adverse effect on the combined financial position of the Joint Venture.

The stockholders of the Joint Venture are contingently liable under standby letters of credit totalling approximately $53,706,000 at March 31, 1997, issued in the normal course of business.

NOTE 5 - FINANCIAL INSTRUMENTS WITH CONCENTRATIONS OF CREDIT RISK

The Joint Venture's customers are primarily in the petroleum industry in the North Sea and West Africa. Sales to major customers that exceeded 10% of revenues were: 1997 - Customer A -$101,000,000 (29%), Customer B - $72,000,000
(21%), Customer C - $50,000,000 (14%), Customer D - $44,000,000 (13%), Customer
E - $40,000,000 (11%); 1996 - Customer E -$108,000,000 (43%), Customer C -
$54,000,000 (22%), Customer A - $43,000,000 (17%);  1995 - Customer E -
$212,000,000 (62%), Customer F $92,000,000 (27%).  Management is cognizant of its concentration of customers, but feels that the risk associated with this is minimal as all of its customers are well known and established participants in the petroleum industry. Receivables are generally not collateralized.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Joint Venture has material transactions with JRM and ETPM occurring in the normal course of operations. Under the joint venture agreement, marine equipment and fabrication facilities are chartered into the Joint Venture by JRM
and ETPM.   Charter expense for fiscal years 1997,  1996 and 1995 was
$21,175,000,  $21,175,000 and $23,061,000, respectively.

In addition, an ETPM subsidiary provides general and administrative services to the Joint Venture. In fiscal years 1997, 1996 and 1995, the amounts of these services were approximately $19,032,000, $19,696,000 and $28,509,000, respectively.